Exhibit 4.1(h)

                     Summary of Amendment to Herzlia Lease

The Company has extended the lease of the space it uses as its headquarters pursuant to a lease agreement dated July 20, 1998 with Gemel Tsu'a Lehashka'ot Ltd., as amended pursuant to an amendment dated June 19, 2002.

The amendment provides for the following terms:

         1. The lease will continue until January 31, 2008.

         2. The leased area will consist of 1,600 square meters (approximately 18,000 square feet) of office areas and 669 square meters (approximately 7,000 square feet) of laboratory, warehouse and additional areas.

         3. The monthly rent amounts for the leased space will be $10.25 per square meter of office space, $7.38 per square meter of laboratory space and $6.25 per square meter of warehouse space. The foregoing amounts are exclusive of value added tax and will be linked to the Israeli Consumer Price Index.

         4. The landlord will provide to the Company 100 parking spaces. The monthly rent amount will be $75 per parking space (exclusive of value added tax and to be linked to the Israeli Consumer Price Index), regardless of whether or not such parking space is used by the Company. The Company was granted an option to lease 80 additional parking spaces on the same terms. In addition, the Company will be granted 10 additional parking spaces for no payment (the "Additional Parking Spaces"). The Company may reduce the number of parking spaces rented by it at the end of each six-month period of the lease period (in which case the first parking spaces tom be canceled will be the Additional Parking Spaces), provided that the number of parking spaces rented by the Company shall not be less than 50.

         5. The landlord agreed to reimburse the Company for up to $40,000 expended by the Company with respect to certain renovations to be conducted by the Company in the leased premises.

         6. The landlord agreed to credit the Company for certain parking spaces.

         7. In addition to the foregoing, the Company leased an additional space of 43 square meters (approximately 470 square feet) for the period of February 1, 2005 through January 31, 2006. The monthly rent amount for such space will be $6.25 per square meter plus $2.13 per square meter as a management fee.